                                                              October 27, 2005

BY FACSIMILE AND HAND
---------------------

Ms. Sandra Stokes
Mr. Terry French
Mr. Alonso Rodriguez
Albert Pappas, Esq.
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

        RE:      Brookdale Senior Living Inc.
                 Registration Statement on Form S-1 (File No. 333-127372)
                 ---------------------------------------------------------

Ladies and Gentlemen:

         On behalf of Brookdale Senior Living Inc., a Delaware corporation (the "Company"), in response to our discussion with the Staff during our conference call on October 26, 2005, we respectfully submit the below information with respect to the topics of common control and segment reporting.

Common Control
--------------

         The Company respectfully believes that both Fortress Registered Investment Trust ("Fund I") and Fortress Investment Trust II ("Fund II") are under the common control of Fortress Investment Group LLC ("FIG"). As discussed in greater detail in our letter to the Staff dated October 20, 2005 (the "Prior Letter"), FIG maintains such control through (i) contractual control relationships, (ii) investment advisory relationships and (iii) financial interests in Fund I and Fund II. These relationships demonstrate that FIG exercises voting, financial and investment control over each of Fund I and Fund II and that no other party possesses such control. Pursuant to your request, we have set forth below additional information regarding such relationships and the equity ownership of Fund I, Fund II and the other related entities under the common control of FIG. Reference is made to the organizational chart submitted with the letter to the Staff dated October 24, 2005.

Fund I and Related Controlled Entities

         Fund I

         Fund I is a wholly-owned subsidiary of Fortress Investment Fund LLC ("FIF"). Fund I has an investment advisory agreement with FIG Advisors LLC ("FIG Advisors"), a wholly-owned subsidiary of FIG, pursuant to which FIG Advisors acts as the advisor to Fund I with respect to the investment of Fund I's assets.

         FIF

         FIF has one class of membership interests. Membership interests representing an approximately 89% percentage interest in FIF are owned by third parties unaffiliated with FIG. Membership interests representing the remaining 11% are owned by affiliates of FIG. No third party member of FIF owns a membership interest representing a greater than 23% interest in FIF.

         The membership interests of FIF do not convey to their respective holders any right to participate in the management or control of FIF's business. Rather, as discussed in greater detail in the Prior Letter, the limited liability company agreement of FIF grants to Fortress Fund MM LLC ("Fund MM"), as the managing member of FIF, the full, exclusive and absolute right, power and authority to manage and control FIF and its property, assets, affairs and business. Fund MM, in turn, has delegated the management and operation of FIF to FIG pursuant to FIF's limited liability company agreement.

         Fund MM

         Fund MM has two classes of membership interests: Class A and Class B. The Class A membership interests have limited approval rights (requiring approval of a majority of the Class A members) with respect to the following matters: (i) whether distributions-in-kind may be made by Fund MM, (ii) transfers or pledges by members of their membership interests in Fund MM and
(iii) whether Fund MM may elect to be taxed as a corporation rather than a partnership. The Class A membership interests also have rights with respect to certain distributions. The Class B membership interests do not have any approval rights and have only economic rights. As discussed in the Prior Letter, control of Fund MM is exercised not through the ownership of its membership interests but rather by FIG in its role as the managing member of Fund MM and by Fund MM's officers who are appointed solely by FIG and hold office at FIG's discretion. The limited liability company agreement of Fund MM states that Fund MM's business and affairs shall "be managed solely and exclusively by [Fund MM's officers] under the supervision of [FIG]."

         An affiliate of FIG that is managed by FIG pursuant to a management and advisory agreement owns 99% of the Class A membership interests of Fund MM.

FIG owns the remaining 1% Class A membership interests directly. The Class B membership interests are owned by five affiliates of FIG.

Fund II and Related Controlled Entities

         Fund II

         Fund II is a wholly-owned subsidiary of Fortress Investment Fund II LLC ("FIF II"). Fund II has an investment advisory agreement with FIG Advisors pursuant to which FIG Advisors acts as the advisor to Fund II with respect to the investment of Fund II's assets.

         FIF II

         FIF II has one class of membership interest. Membership interests representing an approximately 98% percentage interest in FIF II are owned by third parties unaffiliated with FIG. Membership interests representing the remaining 2% are owned by affiliates of FIG. No third party member of FIF II owns a membership interest representing a greater than 12% interest in FIF.

         The membership interests of FIF II do not convey to their respective holders any right to participate in the management or control of the FIF II's business. Rather, as discussed in greater detail in the Prior Letter, the limited liability company agreement of FIF II grants to Fortress Fund MM II LLC ("Fund MMII"), as the managing member of FIF, the full, exclusive and absolute right, power and authority to manage and control FIF and its property, assets, affairs and business. Fund MMII, in turn, has delegated the management and operation of FIF II to FIG pursuant to FIF II's limited liability company agreement.

         Fund MMII

         Fund MMII has two classes of membership interests: Class A and Class B. The Class A membership interests have certain approval rights and distribution rights. The Class B membership interests do not have any approval rights and have only economic rights. As discussed in the Prior Letter, control of Fund MMII is exercised not through the ownership of its membership interests but rather by FIG in its role as the managing member of Fund MMII and by Fund MMII's officers who are appointed solely by FIG and hold office at FIG's discretion. The limited liability company agreement of Fund MMII states that Fund MMII's business and affairs shall "be managed solely and exclusively by [Fund MMII's officers] under the supervision of [FIG]."

         FIG owns 100% of the Class A membership interests of Fund MMII. The Class B membership interests are owned by six affiliates of FIG.

Segment Reporting
-----------------

         The Company has continued to review the provisions of SFAS No. 131, specifically paragraph 17. Consistent with our conversations with the Staff, prior to September 30, 2005 (the date of the formation transactions described in the Registration Statement on Form S-1), each of the combined entities, Brookdale Living (including BLC , Fortress CCRC and Prudential Properties) and Alterra Healthcare, had distinct chief operating decision makers ("CODMS"). The Company has also reviewed again the discrete financial information for all of the 380 facilities that is provided to each CODM and has concluded that each facility's economic characteristics, based on the nature of its products and services, the nature of its production process, the type and class of customer for its products and services, and the methods used to distribute its products and services, are similar. However, each facility's operating income and related margin vary significantly across the portfolio.

         As we discussed, SFAS No. 131, paragraph 17, permits aggregation of operating segments based on similar economic characteristics. Therefore the Company has aggregated its segments based upon the lowest common economic characteristic: gross margin. Accordingly, operating segments are aggregated into four reportable segments based on comparable operating margins either above or below an average performance level within each of Brookdale Living and Alterra. The CODMS allocate resources in large part based on margin and it was the CODMS' conclusion that to analyze the portfolio above or below the average operating margin was the appropriate methodology.

         The Company has also presented a fifth reportable segment for management services because the economic characteristics of these services are different from our facilities aggregated above.

         Attached as Annex A is revised segment disclosure which the Company will include in its next filing. The Company believes this presentation is useful to readers of the financial statements.

                                     ******

         The Company hopes to be in a position to commence the marketing of its securities this Friday, October 28. To this end, the Company would like to set up a conference call for this afternoon as soon as the Staff is available. Prior to the commencing of the marketing of the securities, the Company intends to file Amendment No. 3 to the Registration Statement with the Commission.

         Thank you for your consideration and please contact the undersigned at
(212) 735-3050 should you require further information or have any questions.

                                            Very truly yours,

                                            /s/ Joseph A. Coco
                                            ------------------------------------
                                            Joseph A. Coco, Esq.